November 14, 2005


Fax (203) 425-8100
Room 4561


Brian Bellardo, Secretary
Nyfix, Inc.
333 Ludlow Street
Stamford, CT 06902

      Re:   	Nyfix, Inc.
      Form 8-K filed November 9, 2005
      File No. 000-21324

Dear Mr. Bellardo:

      We have reviewed the above referenced filing and have the following comment. Please note that we have limited our review to the matters addressed in our comment below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. We note your statement that during the years ended December 31, 2004 and 2003 and the interim period through March 31, 2005 there were no disagreements between the Company and Deloitte & Touche
LLP
(Deloitte) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure.
We
further note from disclosure in exhibit 99.3 that Deloitte disagrees with the accuracy and completeness of the statements made by the Company in paragraph 4 and that they believe the matters discussed in paragraph 4 represent a reportable event. Revise to provide the information required by Item 304(a)(1)(iv) and (v) of Regulation S-K, regarding the reportable event that the former accountant advised the company of during the two most recent fiscal years and subsequent interim period through the date of resignation. An updated letter from the former accountant, filed as Exhibit 16, should be provided along with the filing.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any questions, please call David Edgar at (202)
551-3459, or the undersigned at (202) 551-3730.

Sincerely,


Kathleen Collins
      Accounting Branch Chief
Mr.  Brian Bellardo
Nyfix, Inc.
November 9, 2005
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